KOPR RESOURCES CORP.
                                 670 Kent Avenue
                                Teaneck, NJ 07666

                                February 12, 2010

VIA EDGAR

U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549

     Re: Kopr Resources Corp. Registration Statement on Form S-1 (File No. 333-157293)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Kopr Resources Corp., a Delaware corporation (the "Registrant"), hereby withdraws its Registration Statement on Form S-1 (File No. 333-157293)(the "Existing Registration Statement").

     The Existing Registration Statement was filed to register for sale 1,000,000 shares of the Registrant's common stock. The Existing Registration Statement is being withdrawn so that the Registrant may file a new registration statement registering for sale certain shares of the Registrant's common stock under the Securities Act.

     No securities were offered or sold in connection with the offering pursuant to the Existing Registration Statement.

                                Very truly yours,


                                By /s/ Andrea Schlectman
                                  ------------------------------------------
                                  President and Chief Executive Officer